Exhibit 16

March 15, 2022

Entasis Therapeutics Holdings Inc.

35 Gatehouse Drive

Waltham, MA 02451

Attention: Board of Directors

Ladies & Gentlemen:

As you know, Innoviva, Inc. (“Innoviva”) previously submitted a preliminary non-binding proposal to Entasis Therapeutics Holdings Inc. (“Entasis” or the “Company”) on February 1, 2022 (the “Initial Proposal”). Following access to additional materials and continued discussion with management, Innoviva is now prepared to raise its offered per share consideration to $2.00 in cash, which represents 36% premium to Entasis’ unaffected closing price of $1.47 on January 31, 2022. Except for the foregoing, the terms and conditions of the Initial Proposal remain unchanged.

Your financial advisor has specifically instructed us that Entasis will only provide full access to diligence information once negotiation around purchase price has advanced. We hope that our revised offer has put us past the threshold established by your advisors. We are prepared to advance expeditiously with documentation and completion of confirmatory diligence once we have been provided with access to all necessary information.

When we initially discussed an acquisition of Entasis, you expressed concern that Entasis was not in a position to fairly evaluate any transaction because of immediate liquidity concerns. At your request, we ameliorated those concerns by providing $15 million of financing on terms that would not dilute Entasis’ other shareholders during the pendency of our offer. With that liquidity concern mitigated, we would expect Entasis to focus its efforts on evaluating our proposal.

We do not plan to offer any long term financing, as you requested. We understand that Entasis may seek alternative financing. To that end, we would note that any dilutive financing or the taking of any action that would detract from the value of the Company’s assets, during the pendency of our offer, may lead to a reduction or withdrawal of our acquisition proposal. More generally, we would expect that any such action would be discussed in advance with, and supported by, your shareholders.

As stated above and in our various conversations, Innoviva is excited for the opportunity to acquire Entasis and remains committed to working collaboratively to evaluate, negotiate and consummate a transaction in an expeditious manner. We hope to hear from you soon.

As required by law, we will be promptly filing an amendment to our Schedule 13D to disclose this revised non-binding proposal.

Very truly yours,

INNOVIVA, INC.

By:	/s/ Pavel Raifeld
Name: Pavel Raifeld
Title: CEO

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